TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

04054034

SUPPL

9 December 2004

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSING SECTION RECEIVED DEC 2 0 2004 213

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

[signature]

dlw 1/5

<u>Michael Scott</u>
Manager Secretariat and Shareholder Relations

Enc.

PROCESSED
JAN 05 2005
THOMSON
FINANCIAL

Tabcorp
the bigger better game

9 December 2004

Tabcorp announces agreements to sell Gaming Businesses

Tabcorp Holdings Limited (**Tabcorp**) advises that it has today executed Business Sale Agreements with UNiTAB Limited (**UNiTAB**) under which the UNiTAB Group will acquire:

- the centralised monitoring system business, the jackpot services business and the gaming machine field services business conducted by members of the Tabcorp Group in Queensland. The purchase price for these acquisitions is $40 million;
- the NSW statewide jackpot business that trades under the name "maxgaming", the NSW centralised monitoring system business that trades under the name "DMS", and the "maxvision" business which provides electronic jackpot and advertising signage. The purchase price for these acquisitions is $195.28 million.

It is expected that completion of these sale agreements will occur on 31 December 2004.

For more information, please contact:
Bruce Tobin, General Manager Public Affairs
(03) 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au